DESIGN THERAPEUTICS, INC.

6005 Hidden Valley Road, Suite 110

Carlsbad, California 92011

May 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale

Re:	Design Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-264521)

Filed: April 27, 2022

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Design Therapeutics, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Wednesday, May 4, 2022, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Kenneth J. Rollins of Cooley LLP at (858) 550-6136 or Asa M. Henin of Cooley LLP at (858) 550-6104.

[Signature Page Follows]

Sincerely,

DESIGN THERAPEUTICS, INC.

By:	/s/ João Siffert, Ph.D.
João Siffert, Ph.D.
President and Chief Executive Officer

cc:	Mustapha Parekh, Design Therapeutics, Inc.

Kenneth J. Rollins, Cooley LLP

Asa M. Henin, Cooley LLP